As filed with the Securities and Exchange Commission on June 26, 1996.


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                         POST-EFFECTIVE AMENDMENT NO. 4

                                       TO

                                    FORM SB-2



                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933



                   CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.

               (Exact name of issuer as specified in its charter)

                               Florida 59-3029743

                (State or other jurisdiction of (I.R.S. Employer

               incorporation or organization) Identification No.)


                         3713 S.W. 42nd Avenue, Suite 3
                           Gainesville, Florida 32608

               (Address of principal executive offices) (Zip Code)



                               VOTING COMMON STOCK
                         COMMON STOCK PURCHASE WARRANTS
                                (Title of Class)



                              BRUCE BRASHEAR, ESQ.

                              926 N.W. 13TH STREET

                           GAINESVILLE, FLORIDA 32601

                                 (352) 336-0800

 (Name, address and telephone number, including area code, of agent for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

                             BRUCE B. BRASHEAR, ESQ.

                              926 N.W. 13TH STREET

                           GAINESVILLE, FLORIDA 32601

                                 (352) 336-0800




                          DEREGISTRATION OF SECURITIES

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Cyclodextrin Technologies Development, Inc. (the "Company") hereby files this Post Effective Amendment No. 4 and deregisters the remaining 500 Units each comprised of 500 shares of common stock and 250 purchase warrants of the Company's Common Stock (i.e., $825,000 of the Proposed Maximum Aggregate Offering Price) which were registered with the Securities and Exchange Commission pursuant to the Company's Registration Statement on Form SB-2 (File No. 333-1000) and which were not sold pursuant to such Registration Statement.




                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on February 9, 1999.


                           CYCLODEXTRIN TECHNOLOGIES DEVELOPMENT, INC.
                           (Registrant)


                           By:____/s/ C.E. Rick Strattan___
                           Name: C. E. RICK STRATTAN
                           Title:   President



                           By:_____/s/ C.E. Rick Strattan___
                           Name: C. E. RICK STRATTAN
                           Title:   Treasurer